09042471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38398

SEC Mail Processing Section
SEP 01 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquis Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16501 Ventura Blvd., Suite 512
(No. and Street)

Encino	CA	91321
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Goldstein 661-255-4612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquis Financial Services, Inc., as of March 31 ~2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 31 (Date) day of August (Month), 2009 (Year), by

(1) Gregory Goldstein (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

TAMAR ZEYTOUNIAN
Commission # 1657446
Notary Public - California
Los Angeles County
My Comm. Expires Apr 10, 2010

Place Notary Seal Above

Signature ________________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: March 31, 2009 Number of Pages: 2

Signer(s) Other Than Named Above: ________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

CONTENTS

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Encino, California

We have audited the accompanying statement of financial condition of Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) as of March 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, subsequent to the issuance of our report dated May 29, 2009, the management of the Company discovered that an escrow account and corresponding additional paid in capital contribution had not been properly recorded and reported as of March 31, 2009. Accordingly, the accompanying statements have been restated.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MICELI & KOENIG, CPAs, P.C.

May 29, 2009
except for Note #8,
as to which the date is July 6, 2009
Syosset, New York

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

CURRENT ASSETS:	
Cash	$48,634
Receivables from brokers and dealers	29,972
Other assets	46,361
Total Current Assets	124,967
PROPERTY AND EQUIPMENT, NET	2,119
OTHER ASSETS:	
Escrow account	90,000
Total Current Assets	90,000
Total Assets	**$217,086**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	30,961
Total Liabilities	30,961
STOCKHOLDER'S EQUITY:	
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85
Additional paid-in capital	312,391
Accumulated deficit	(126,351)
Total Stockholder's Equity	186,125
Total Liabilities and Stockholder's Equity	**$217,086**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2009

REVENUES:	
Commissions	$364,656
Interest income	1,476
	366,132
OPERATING EXPENSES:	
Compensation and related costs	280,192
Clearance and exchange fees	13,116
Regulatory fees	17,368
Other operating expenses	34,951
Occupancy and equipment rentals	15,934
Communications and data processing	4,211
Professional fees	26,940
Office expenses	5,115
Provision for bad debt expense - North American Clearing	52,000
	449,827
Loss before provision for income taxes	(83,695)
Provision for income taxes	1,600
NET LOSS	**($85,295)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($85,295)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,480
Provision for bad debt expense	52,000
Decrease in receivables from brokers and dealers	28,110
Increase in other assets	(29,121)
Increase in escrow account	(90,000)
Decrease in accounts payable, accrued expenses and other liabilities	(69,824)
NET CASH USED IN OPERATING ACTIVITIES	(192,650)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions received from stockholder	193,430
NET CASH PROVIDED BY FINANCING ACTIVITIES	193,430
NET INCREASE IN CASH	780
CASH, BEGINNING OF YEAR	47,854
CASH, END OF YEAR	**$48,634**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2009

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance April 1, 2008	$77,990	$85	$118,961	($41,056)
Additions to paid-in-capital	193,430	-0-	193,430	-0-
Net loss	(85,295)	-0-	-0-	(85,295)
Balance March 31, 2009	**$186,125**	**$85**	**$312,391**	**($126,351)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION AND BASIS OF PRESENTATION

Marquis Financial Services of Indiana, Inc. (the "Company" formerly known as Benchmark Capital Management) was incorporated in the State of Wisconsin on June 6, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Investor Protection Corporation (the "SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company operated out of two locations: Santa Clarita, California and Spring Hill, Florida. In April of 2009, the Company moved its California office to Los Angeles.

The Company is owned by Wall Street at Home.Com, Inc.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Cash and Cash Equivalents (cont'd).

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2009, the Company did not have cash or cash equivalent balances at risk.

Securities Transactions and Valuation of Investments

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business. Invested cash is valued at cost which is its estimated fair value.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Advertising Expense

All costs of advertising are expensed as incurred.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes", which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The principal temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting are as follows:

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods through reduced depreciation deductions for tax purposes.

The basis of prepaid expenses for financial reporting exceeds their tax basis since the Company has elected to expense these costs, which are deminimus and/or under twelve months long, in the year incurred. The excess will be taxable in future periods through reduced expense deduction for tax purposes.

3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of March 31, 2009:

Commissions receivable	$ 4,961
Good faith deposits	25,011
	$ 29,972

3 - DUE FROM CLEARING BROKER (CONT'D).

On May 27, 2008, the Company's former clearing broker, North American Clearing, Inc. stopped operations and filed for bankruptcy in the United States Bankruptcy Court Middle District of Florida. The court appointed a trustee on July 28, 2008 to oversee the liquidation of North American Clearing, Inc. The Company is owed approximately $86,616 by the clearing house for deposits and commissions receivable due and has filed a claim for this amount. Management is of the opinion that the Company will ultimately collect a portion of what is due and accordingly provided for a provision for bad debt of $52,000 based on management's estimate of what it expects to collect from the bankruptcy proceedings. The balance due from the former clearing broker is included in other assets on the financial statements, and is not included in the computation of Company's net capital requirement pursuant to Rule 15C3-1.

4 - PROPERTY AND EQUIPMENT

Office equipment	$ 7,418
Furniture and fixtures	4,206
	11,624
Less: Accumulated depreciation and amortization	9,505
	$ 2,119

Depreciation and amortization expense related to property and equipment amounted to $1,480 for the year ended March 31, 2009.

5 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had regulatory net capital of $47,645, which was $42,645 in excess of its minimum regulatory net capital requirement of $5,000. The Company's net capital ratio was .65 to 1.

6 - COMMITMENTS AND CONTINGENCIES

Concentrations of Credit Risk

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payments of funds or delivery of securities by any introduced customer accounts.

6 - COMMITMENTS AND CONTINGENCIES (CONT'D).

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of March 31, 2009, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

As discussed in Note 3, the Company's former clearing broker stopped operations and entered into bankruptcy. The Company has filed a claim for the approximately $86,616 balance it is owed and recorded a provision for bad debt expense of $52,000.

Contingencies and Settlements

The Company, subsequent to March 31, 2009, reached a settlement on an arbitration suit that required the company to pay the claimant $7,350 in lieu of damages sought. The amount of the settlement on this case has been recorded and is reflected in the statements of financial position and net capital of the Company at March 31, 2009.

The Company is a defendant with others in an action seeking damages of $111,000 and return of commissions, punitive damages and interest for an alleged breach of fiduciary duty and unauthorized trading, among other things. The Company answered denying liability and issued two counter claims.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

6 - COMMITMENTS AND CONTINGENCIES (CONT'D).

Contingencies and Settlements (cont'd).

Per management and counsel, the Company intends on vigorously defending against these claims and believes it has meritorious defense available. Management of the Company, after consultation with outside legal counsel, is not in a position to evaluate the likelihood of an unfavorable outcome to the Company on some of the actions, nor to estimate the amount or range of any potential losses to the Company, if any. However, management is of the opinion that the ultimate liability which might result from such actions would not have a material effect on the Company's financial position or net capital. Accordingly, no provision has been made in these financial statements. The Company has issued counterclaims on some of these actions and has other action pending seeking damages.

The Company has been named with others in a suit where a judgement of $75,000 was granted. The Company was not involved in the matter described in the suit and has posted a $90,000 escrow deposit to appeal the judgement. The appeal has asked that the judgement be vacated and damages be paid to the company since the claimant had perjured himself. Management is of the opinion, after reviewing such actions with counsel, that the ultimate assets which might result from such actions would not have a material effect on the Company's financial position. Accordingly, no provision has been made in these financial statements.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Operating Leases

Subsequent to the year ended March 31, 2009, the Company signed a new lease and has moved its California offices to Los Angeles. The lease agreement for its new office space is for thirty-nine months.

The lease has escalation for real estate taxes and operating expenses.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

6 - COMMITMENTS AND CONTINGENCIES (CONT'D).

Operating Leases (cont'd).

Future minimum rentals are as follows:

Years Ending March 31:	
2010	$ 41,096
2011	42,064
2012	43,325
2013	11,156
	$ 137,641

Rent expense charged to activities for the year ended March 31, 2009 amounted to $12,279.

The Company has a non-cancelable operating lease for office equipment requiring payment of $258 a month through April 2009.

7 - PROVISION FOR INCOME TAXES

The provision for income taxes is summarized as follows:

Federal	$ -0-
State	1,600
Deferred:	
Federal	-0-
State	-0-
	$ 1,600

The Company has available federal and state net operating loss carry-overs of approximately $141,000 to offset future income tax liabilities. These carry-overs expire through 2029.

8 - SUBSEQUENT RESTATEMENT

On July 6, 2009, management of the Company discovered that in regards to the $75,000 judgement discussed in Note 6, an escrow account balance for $90,000 and the corresponding additional paid in capital contribution made to fund it had not been properly recorded and reported in its March 31, 2009 financial statements. The Company originally reported that a letter of credit was posted to appeal this judgement in the notes to the financial statements. The accompanying financial statements have been restated to reflect the proper recording of these items. The effect of the restatement was an increase of $90,000 to both assets and additional paid in capital as originally reported. There was no effect on the net loss or net capital.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED MARCH 31, 2009

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$186,125
Less: Nonallowable assets		
Property and equipment	2,119	
Other assets	46,361	
Escrow account	90,000	
		138,480
Net capital		$47,645
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $30,961 pursuant to Rule 15C3-1		2,064
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		$42,645
EXCESS NET CAPITAL AT 1,000 %		$44,549
AGGREGATE INDEBTEDNESS		$30,961
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.65

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE FORMULA AND INFORMATION RELATING TO POSSESSION AND CONTROL PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED MARCH 31, 2009

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

	Audit	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 48,634	$ 72,971	(a)	$ (24,337)
Receivables from brokers and dealers	29,972	5,187	(b)	24,785
Other assets	46,361	49,503	(c)	(3,142)
Total Current Assets	124,967	127,661		(2,694)
PROPERTY AND EQUIPMENT, NET	2,119	1,937	(d)	182
OTHER ASSETS:				
Escrow account	90,000	-0-	(e)	90,000
Total Other Assets	90,000	-0-		90,000
Total Assets	**$ 217,086**	**$ 129,598**		**$ 87,488**

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audit	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 30,961	$ 20,445	(f)	$ 10,516
Total Liabilities	30,961	20,445		10,516
STOCKHOLDER'S EQUITY:				
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	85	85		-0-
Additional paid-in capital	312,391	222,391	(e)	90,000
Retained earnings (accumulated deficit)	(126,351)	(113,323)	(g)	(13,028)
Total Stockholder's Equity	186,125	109,153		76,972
Total Liabilities and Stockholder's Equity	**$ 217,086**	**$ 129,598**		**$ 87,488**

(a) Reclassification of cash held at clearing house reported on focus report as cash reported as Receivables from brokers and dealers on audit report (see b).
(b) Adjustment of net commissions receivable from unsettled trades at March 31, 2009, and reclassification of cash held at clearing house of $24,337.
(c) Adjustment for reclassification of security deposit used for rent expense and misposting of prepaid expenses.
(d) Adjustment for depreciation on equipment.
(e) Adjustment to record funds deposited in attorney escrow account from additional paid-in capital contribution made by shareholder.
(f) Adjustment for various year-end accruals not recorded by broker on focus report, including settlements which occurred after focus report was filed.
(g) Summary of difference listed above.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF MARCH 31, 2009

Net capital as reported on the Focus Report, Part IIA	$ 57,713
Adjustments	(10,068)
Net capital as adjusted and as reported per audited financial statements	$ 47,645

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to a revision of estimates and adjustments for various accruals that were not available to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Marquis Financial Services, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Encino, California

In planning and performing our audit of the financial statements of Marquis Financial Services of Indiana, Inc., d/b/a Marquis Financial Services, Inc. ("The Company") as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miceli & Koenig

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
July 6, 2009

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
D/B/A/ MARQUIS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2009